January 24, 2014

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
Washington, DC 20549

Re:          E-Waste Systems, Inc.
Amendment No. 3 to Form 10-Q for the Quarterly Period Ended
                September 30, 2013
Filed December 31, 2013
Amendment No. 1 to Item 4.02 Form 8-K
                Filed January 2, 2014
Amendment No. 1 to Item 4.02 Form 8-K
Filed January 2, 2014
Item 4.01 and Item 4.02 Form 8-K    Filed January 2, 2014
File No. 000-54657

Dear Mr. Torno:

We are in receipt of your comment letter dated January 7, 2014 and would like to respond to those comments in the same format as they were presented to us in the comment letter.  The responses to your comments are based on information received from our auditors and the entire management team of E-Waste Systems, Inc.  The company understands that it is responsible for the adequacy and accuracy of the disclosure in the upcoming amended filing;  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q/A for the Quarterly Period Ended September 30, 2013 filed December 31, 2013

Item 4. Controls and Procedures

1.             Please be aware that when amending an Item the entire Item being amended should be included as well as updated certifications that refer to the amended filing.  We note your amended filing includes the header of Item 4; however, the requirements of Item 308(c) of Regulation S-K were excluded.  Please confirm to us that in any future amendments to Exchange Act filings you will comply with Rule 12b-15 of the Exchange Act.

In response to this, the Company’s answer is:  The Company has reviewed and reread all Regulations and requirements cited by the SEC and will make all efforts possible to ensure that they are followed in all subsequent filings of this nature with the SEC and specifically in the subsequent Form 8-K to be filed immediately after this response letter.

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
January 24, 2014

Item 4.02 Form 8-K/A filed January 2, 2014

2.             Please refer to the Item 4.02 Form 8-K/A filed January 2, 2014 concerning non-reliance on your Form 10-Q for the period ended June 30, 2013.  The explanatory note to this Item 4.02 Form 8-K/A states that this is an amendment to your Form 8-K originally filed on November 19, 2013.  It is unclear to us whether this is a true statement.  Specifically, the Form 8-K originally filed on November 19, 2013 disclosed that investors should not rely on your Form 10-Q for the period ended March 31, 2013 because you had discovered accounting errors that required the March 31, 2013 financial statements to be restated. However, this amendment does not discuss your Form 10-Q for the period ended March 31, 2013 and instead discloses that your Form 10-Q for the period ended June 30, 2013 should not be relied upon by investors since it was filed prior to completion of review by your auditors.  These appear to be two distinct matters that are unrelated to each other. We have the following comments:

●
Please tell us why you disclose this is an amendment to the Form 8-K originally filed on November 19, 2013 concerning non-reliance on your March 31, 2013 Form 10-Q when this amendment addresses a different Form 10-Q.

●
Please note that disclosures about non-reliance on your June 30, 2013 Form 10-Q are not responsive to our comment letter dated November 22, 2013 concerning your Form 8-K originally filed on November 19, 2013 which disclosed non-reliance on your March 31, 2013 Form 10-Q. Since you have not yet filed a Form 8-K/A that revises the disclosures seen in your Form 8-K originally filed on November 19, 2013 and that addresses the comments in our letter dated November 22, 2013, please file the previously requested Form 8-K/A immediately.

In response to this, the Company’s answer is:   The Company made an error when listing which period was being amended.  The Company inadvertently picked up the Second Quarter 10Q instead of the First Quarter.  Based upon documentation review by the auditor, of agreements that occurred late in the First Quarter by the Company for lease and operating relationships with business in China had been booked by the company as a VIE and both parties agreed that the consolidated financial statements should be changed to eliminate the consolidation based upon the auditors determination. This change affected revenues and expenses.  The Auditor issued a non-reliance letter based on the fact that the problem was not discovered until after the filing was made with the SEC.  We will be filing an amended Form 8K for this matter.

Item 4.02 Form 8-K/A filed January 2, 2014

3.
As you filed multiple Item 4.02 Forms 8-K/A on January 2, 2014, please note that the following comments relate to the Item 4.02 Form 8-K/A filed January 2, 2014 concerning non-reliance on your Form 10-Q for the period ended September 30, 2013.

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
January 24, 2014

4.
We are reissuing a portion of comment 1 of our letter dated December 2, 2013.  Please amend your filing to clearly disclose the date you were advised or notified by your independent accountant that disclosure should be made or action should be taken to prevent future reliance on your previously issued financial statements as required by Item 4.02(b)(1) of Form 8-K.

In response to this, the Company’s answer is:  The Company was notified by our Auditors on November 21, 2013 of the fact that disclosure should be made.  The Company will clearly state this information in the amended filing.

5.
We are reissuing a portion of comment 1 of our letter dated December 2, 2013.  You disclose you have included as an exhibit to your Form 8-K a letter from Sadler, Gibb & Associated, LLC; however, we note no such letter other than your statement in Section 9(d) that Exhibit 16.1 is incorporated by reference. Please amend to include an updated letter specific to this filing as an exhibit as required by Item 4.02(c) of Regulation S-K.  A previous letter from the auditors may not be incorporated by reference since we need to know whether the auditors agree with the revised disclosures seen in your amended filing.

In response to this, the Company’s answer is:  The Company has read and reviewed all requirements of Regulation S-K and is in the process of contacting the auditor to obtain new letters in compliance with this regulation.  The new letters will be filed with the amendment as requested by the SEC.

Item 4.01 and Item 4.02 Form 8-K filed January 2, 2014

6.                 Please refer to comment 4 of our letter dated December 2, 2013.  It appears that you may have filed your response to the comments in our letters dated November 22, 2013 and December 2, 2013 under Item 4.02 within this Form 8-K.  As previously requested, please file your responses to the comments in our prior comment letters and in this comment letter as correspondence on EDGAR consistent with Regulation S-T. As previously requested, please also provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
January 24, 2014

In response to this, the Company’s answer is:   As instructed, our response to the comments will be filed on EDGAR consistent with Regulation S-T.  Further to your instructions, these statements have been incorporated in the beginning of this letter and are hereby reaffirmed as a part of this response to the comment issued.  These assertions will also be incorporated into the amendment when filed with the SEC.

Sincerely,

/s/   Cynthia Bitting
        Cynthia Bitting

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB